S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 09-09

  September 4, 2009

STOCK OPTIONS GRANTED

Over the past year, numerous stock options of directors, officers, consultants and employees of the Company expired or were cancelled on more than 2,350,000 shares.  Under the Company’s “rolling” Stock Option Plan approved by shareholders and accepted by the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).  In accordance with the Stock Option Plan, SAMEX is granting options on 630,000 shares at $0.20 per share to consultants and employees of the Company, and options to directors and officers of the Company on 2,925,000 shares at a price of $0.20 per share. The options have a ten-year term which will expire September 4, 2019.  With the addition of these grants, the Company will have approximately 9.38% of its issued and outstanding shares reserved for stock options.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.